UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-21329

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

TIB FINANCIAL CORP.

599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

1.

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4
NOTES TO FINANCIAL STATEMENTS	5
SUPPLEMENTAL SCHEDULES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS	13

Consent of Crowe Chizek and Company LLC
Section 302 Certification of President and CEO
Section 302 Certification of V.P. and CFO

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
     Plan With 401(k) Provisions
Key Largo, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Ft. Lauderdale, Florida
June 3, 2004

2.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments
TIB Financial Corp. common stock	$3,820,141	$2,483,381
Mutual funds	2,177,671	1,817,700
Participant Loans	49,933	17,256

	6,047,745	4,318,37
Receivables
Participants’ contributions	—	4,541
Dividend receivable	—	17,322

	—	21,863
TOTAL ASSETS	6,047,745	4,340,200
LIABILITIES
Employer’s contributions over plan limits	105	—

TOTAL LIABILITIES	105	—

NET ASSETS AVAILABLE FOR BENEFITS	$6,047,640	$4,340,200

See accompanying notes to the financial statements.

3.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

2003
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,606,984
Dividends	54,720
Interest	2,034

1,663,738
Contributions
Employer match	86,437
Employee deferral	491,660
Rollovers	12,777

590,874

Total additions	2,254,612
Deductions from net assets attributed to
Benefits paid to participants	529,805
Administrative expense	17,367

Total deductions	547,172

Net increase	1,707,440
Net assets available for benefits
Beginning of year	4,340,200

End of year	$6,047,640

See accompanying notes to the financial statements.

4.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: The Plan covers substantially all employees who have attained the age of eighteen and have completed at least 1000 hours of service and twelve consecutive months of employment.

Contributions: Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $12,000 for the plan year ended December 31, 2003. Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans. For 2003, the Company contributed 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan, up to a maximum of $1,000. The Company also may contribute an additional discretionary profit sharing contribution. No discretionary profit sharing contribution was made during 2003. During 2002, the employer discretionary profit sharing contribution was invested in TIB Financial Corp. common stock. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, b) Plan earnings, and c) forfeitures of terminated participants’ non-vested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan for the employee deferral and the employer matching contribution. The Plan currently offers fourteen mutual funds and Company stock as investment options for participants. Participants who have completed ten years of service and have attained the age of 55 are qualified to diversify their employer optional contribution. All shares allocated to the plan under the ESOP provisions have been allocated.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

5.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their contributions and the Company’s matching contribution, and actual earnings thereon. Vesting in the employer optional contribution of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service.

Loan Provisions: Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in mutual funds are stated at quoted market prices. The fair value of TIB Financial Corp. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Transaction fees for purchases and sales are included in trustee expenses. Dividend income is recorded on the ex-dividend date. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

(Continued)

6.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan has an investment in TIB Financial Corp. common stock amounting to $3,820,141 as of December 31, 2003. This amount represents 63.17% of net assets available for benefits as of December 31, 2003.

Payment of Benefits: Benefit payments are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 - INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets are shown below.

	2003	2002
Investments at quoted market prices
PIMCO Total Return A Fund, 50,284 shares in 2003 and 47,897 shares in 2002	538,546	511,063
TIB Financial Corp. common stock, 161,939 shares in 2003 and 157,475 shares in 2002	3,820,141	2,483,381

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,606,984 as follows:

Common stock	$1,273,789
Mutual funds	333,195

$1,606,984

(Continued)

7.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled $1,742, while professional fees paid to the third party administrator totaled $15,625.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions. During the Plan year ended December 31, 2003, 19,207 shares of TIB Financial common stock were purchased at a cost of $316,217, and 14,743 shares were sold for $270,497, for a gain of $17,274. Dividends paid on the stock during 2003 totaled $54,720. The total investment in TIB Financial Corp common stock totaled $3,820,141 and $2,483,381 as of December 31, 2003 and 2002. In addition, loans to participants totaled $49,933 and $17,256 as of December 31, 2003 and 2002.

NOTE 7 - PLAN AMENDMENT

Effective January 1, 2003, the Plan was amended to revise the minimum distribution rules after participants reach the age of 70.5.

(Continued)

8.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 8 – NON-PARTICIPANT DIRECTED INVESTMENTS

Employer optional contributions are invested in TIB Financial Corp. common stock, but may first be invested temporarily in a cash reserve fund. Participants are also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and the cash reserve fund. The following reflects the net assets of the TIB Financial Corp. common stock fund:

	2003	2002
Cash reserve fund (funds are included with the Fidelity Cash Reserves)	$12,904	$208,294
TIB Financial Corp. common stock	3,820,141	2,483,381
Dividend receivable	—	17,322

Net assets available for benefits	$3,833,045	$2,708,997

The following reflects the net assets and changes in the net assets of the TIB Financial Corp. common stock fund and cash reserve fund during 2003:

Net appreciation	$1,273,789
Dividends	54,720
Contributions	137,016
Benefits paid to participants	(267,869)
Administrative expenses	(527)
Reallocations	(50,442)
Forfeitures	(22,639)

Net additions	1,124,048
Net assets available for benefits
Beginning of year	2,708,997

End of year	$3,833,045

(Continued)

9.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
	Fidelity Investments	AIM Basic Value Class A Fund, 5,352 shares	*	$156,484
	Fidelity Investments	AIM Mid Cap Core Equity Class A Fund, 6,524 shares	*	175,613
	Fidelity Investments	American AMCAP Fund Class A, 12,006 shares	*	202,309
	Fidelity Investments	American Funds Am Balanced A, 1,680 shares	*	29,053
	Fidelity Investments	American EuroPacific Growth Class A, 4,827 shares	*	145,826
	Fidelity Investments	American Growth Fund of America Class A, 7,990 shares	*	196,075
	Fidelity Investments	American New Prospective Class A, 1,841 shares	*	45,079
	Fidelity Investments	American Washington Mutual Investors Class A, 5,725 shares	*	164,770
	Fidelity Investments	Eaton Vance Worldwide Health Sciences Class A, 1,986 shares	*	19,815

(Continued)

10.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
	Fidelity Investments	Fidelity Retirement Money Market Fund, 220,830 shares	*	220,830
	Fidelity Investments	Goldman Sachs Small Cap Value Class A, 3,909 shares	*	149,179

(Continued)

11.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
	Fidelity Investments	PIMCO Total Return Class A, 50,284 shares	*	$538,546
	Fidelity Investments	Salomon Brothers Small Cap Growth Class A, 6,700 shares	*	90,109
	Fidelity Investments	Van Kampen Utility Class A, 145 shares	*	2,104
	Fidelity Investments	Fidelity Cash Reserves, 41,879 shares	$ 41,879	41,879
**	TIB Financial Corp.	Common Stock, 161,939 shares	1,489,008	3,820,141
**	Participant Loans	Interest rates 5.0% - 9.5%	*	49,933

				$6,047,745

**	Party-in-Interest

*	Participant directed investment, information not required

12.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2003

Name of Plan Sponsor: TIB Financial Corp.
Employer Identification Number: 65-0655973
Three-Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)
Identity	Description	Purchase	Selling	Cost of	Gain/
of Party	of Asset	Price	Price	Asset	Loss
TIB Financial Corp. common stock	19,207 shares	$316,217	NA	$316,217	NA
TIB Financial Corp. common stock	14,743 shares	NA	$270,497	$253,223	$17,274

NA – not applicable

13.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
Date: June 24, 2004
/s/ Edward V. Lett
Edward V. Lett
President and Chief Executive Officer

/s/ David P. Johnson
David P. Johnson
Executive Vice President and Chief Financial Officer

14.